================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)
                           (PURSUANT TO SECTION 13(d)
                  OF THE SECURITIES AND EXCHANGE ACT OF 1934)
                            ------------------------

                               AMDAHL CORPORATION
                                    (ISSUER)

                          FUJITSU INTERNATIONAL, INC.
                                FUJITSU LIMITED
                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  023905 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                 TAKASHI TAKAYA
                          DIRECTOR AND GROUP PRESIDENT
                  CORPORATE PLANNING AND BUSINESS DEVELOPMENT
                                FUJITSU LIMITED
                           MARUNOUCHI CENTER BUILDING
                            6-1, MARUNOUCHI 1-CHOME
                          CHIYODA-KU, TOKYO 100, JAPAN
                           TELEPHONE: 81-3-3216-0570
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    COPY TO:
                            ROBERT S. TOWNSEND, ESQ.
                            MORRISON & FOERSTER LLP
                               425 MARKET STREET
                      SAN FRANCISCO, CALIFORNIA 94105-2482
                           TELEPHONE: (415) 268-7080
                            ------------------------

                           CALCULATION OF FILING FEE
================================================================================

            TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------------------
                 $911,139,864                                    $182,228

================================================================================

* For purposes of calculating the filing fee only. This calculation assumes (i) the purchase of (x) 123,032,555 shares of common stock, par value $.05 per share, of the subject company ("Shares") issued and outstanding as of July 29, 1997, according to the subject company (including Shares presumed to be issued at the end of the most recent purchase period under the subject company's employee stock purchase plan), less 51,811,664 Shares owned by the Purchaser and its affiliates, and (y) options to purchase 4,707,431 Shares issued and outstanding as of July 29, 1997 that will vest prior to the expiration of the Offer and that have exercise prices of less than $12.00; and (ii) the offer price of $12.00 per share.

** The amount of the filing fee, calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, is equal to 1/50 of 1% of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      AMOUNT PREVIOUSLY PAID: NONE       FILING PARTY: N/A
      FORM OR REGISTRATION NO.: N/A      DATE FILED:  N/A

================================================================================

----------------------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS               Fujitsu International, Inc.: 94-3277284
              S.S OR I.R.S IDENTIFICATION NOS.        Fujitsu Limited: 13-2503640
              OF ABOVE PERSONS
----------------------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP           (a)  [ ]
              (b)  [ ]
----------------------------------------------------------------------------------------------
    3         SEC USE ONLY
----------------------------------------------------------------------------------------------
    4         SOURCE OF FUNDS
              AF, WC, BK and/or OO
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    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                 [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
----------------------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION
              Fujitsu International, Inc.: Delaware
              Fujitsu Limited: Japan
----------------------------------------------------------------------------------------------
    7         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
              51,811,664
----------------------------------------------------------------------------------------------
    8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                    [ ]
              EXCLUDES CERTAIN SHARES
----------------------------------------------------------------------------------------------
    9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              42.14% of Outstanding Shares (using the number of outstanding Amdahl Corporation
              Common Shares on July 29, 1997, as advised by Amdahl Corporation for computational purposes)
----------------------------------------------------------------------------------------------
   10         TYPE OF PERSON REPORTING
              CO
----------------------------------------------------------------------------------------------

                                  INTRODUCTION

     This Tender Offer Statement on Schedule 14D-1 and Amendment No. 2 to
Schedule 13D (this "Statement") relates to the offer by Fujitsu International, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Fujitsu Limited, a Japanese corporation (the "Parent"), to purchase any and all outstanding shares of common stock, par value $.05 per share (the "Shares"), of Amdahl Corporation, a Delaware corporation (the "Company"), at a price of $12.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 30, 1997 (the "Merger Agreement"), by and among the Purchaser, the Parent and the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser, and further provides that, following the purchase of Shares pursuant to the Offer and as soon as practicable after the satisfaction or waiver of certain other conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of the Parent. At the effective time of the Merger, each issued and outstanding Share (except for Shares held in the treasury of the Company or by any subsidiary of the Company, Shares registered in the name of the Parent or the Purchaser and Shares held by stockholders who shall have properly demanded and perfected appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) will automatically be canceled and converted into the right to receive $12.00 in cash, (or any higher per Share price paid for Shares pursuant to the Offer), net to the holder, without interest. See "SPECIAL FACTORS -- The Merger Agreement."

     The information contained in this Offer to Purchase concerning the Company, including, without limitation, information concerning the background of the Offer and the Merger, the deliberations, approvals and recommendation of the Company's Board of Directors, acting through the members of such Board who are independent of the Parent and the Purchaser and who constitute a majority of the directors in office (the "Disinterested Board"), in connection with the Offer and the Merger, the opinion of the Disinterested Board's financial advisor and the Company's capital structure and projected and historical financial information, was supplied by the Company. The Purchaser and the Parent take no responsibility for the accuracy of such information.

     Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively. This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1 Tender Offer Statement (the "Schedule 14D-1").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Amdahl Corporation, a Delaware corporation with its principal executive offices at 1250 East Arques Avenue, Sunnyvale, California 94086.

     (b) The class of equity securities being sought is all of the outstanding shares of common stock, par value $.05 per share (the "Shares"), of the Company. The information set forth in the Offer to Purchase under "INTRODUCTION" is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under "THE TENDER OFFER -- 5. Price Range of Shares; Dividends" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is being filed on behalf of the Parent and the Purchaser for purposes of the Schedule 14D-1 and for purposes of Amendment No. 2 to Schedule 13D. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of the Purchaser and the Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of the Purchaser and the Parent are set forth in the Offer to Purchase under "INTRODUCTION," "THE TENDER OFFER -- 8. Certain Information Concerning the Parent and the Purchaser" and "Schedule I --

Information Concerning the Directors and Executive Officers of the Parent and the Purchaser" and is incorporated herein by reference.

     (e)-(f) During the last five years neither the Parent, the Purchaser, nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in "Schedule I -- Information Concerning the Directors and Executive Officers of the Parent and the Purchaser" of the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The information set forth "THE TENDER OFFER -- 8. Certain Information Concerning the Parent and the Purchaser" and "Schedule I -- Information Concerning the Directors and Executive Officers of the Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "INTRODUCTION," "SPECIAL
FACTORS --Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company," "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "THE TENDER OFFER -- 8. Certain Information Concerning the Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in "SPECIAL FACTORS -- Financing the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(b) The information set forth in "INTRODUCTION," "SPECIAL
FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of the Parent and the Purchaser for the Offer and the Merger," "SPECIAL
FACTORS -- Plans for the Company after the Offer and the Merger" and "SPECIAL FACTORS -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "SPECIAL FACTORS -- The Merger Agreement" and "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

     (d)-(e) The information set forth in "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of the Parent and the Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger," "SPECIAL FACTORS -- The Merger Agreement," "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger," "THE TENDER OFFER -- 6. Effect of the Offer on the Market for the Shares" and "THE TENDER OFFER -- 9. Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger," "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger" and "THE TENDER OFFER -- 6. Effect of the Offer on the Market for the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in "INTRODUCTION," "SPECIAL
FACTORS -- Interests of Certain Persons in the Offer and the Merger," "SPECIAL FACTORS -- Beneficial Ownership of Shares," "THE TENDER OFFER -- 8. Certain Information Concerning the Parent and the Purchaser" and "Schedule I -- Information Concerning the Directors and Executive Officers of the Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "THE TENDER OFFER -- 7. Certain Information Concerning the Company" of the Offer to Purchase is incorporated by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company," "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of the Parent and the Purchaser for the Offer and the Merger," "SPECIAL FACTORS -- Plans for the Company after the Offer and the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger," "SPECIAL FACTORS -- The Merger Agreement," "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger," "THE TENDER OFFER -- 6. Effect of the Offer on the Market for Shares" and "THE TENDER OFFER -- 7. Certain Information Concerning the Company, of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company," "SPECIAL FACTORS -- Opinion of Financial Advisor to the Disinterested Board," "SPECIAL FACTORS -- Report of Financial Advisor to the Parent" and "THE TENDER OFFER -- 12. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in "THE TENDER OFFER -- 8. Certain Information Concerning the Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in "SPECIAL FACTORS -- Background of the Offer and the Merger; Past Contacts, Transactions and Negotiations with the Company," "SPECIAL FACTORS -- Interests of Certain Persons in the Offer and the Merger" and "SPECIAL FACTORS -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in "THE TENDER OFFER -- 11. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS -- Certain Effects of the Offer and the Merger" and "THE TENDER OFFER -- 6. Effect of the Offer on the Market for the Shares" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in "THE TENDER OFFER -- 11. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                                          DESCRIPTION
-------     ----------------------------------------------------------------------------------
(a)(1)      Form of Offer to Purchase, dated August 5, 1997.
(a)(2)      Form of Letter of Transmittal.
(a)(3)      Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees.
(a)(4)      Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees to Clients.
(a)(5)      Form of Notice of Guaranteed Delivery.
(a)(6)      Form of Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9.
(a)(7)      Summary Advertisement as published in The Wall Street Journal on August 5, 1997.
(a)(8)      Text of Joint Press Release, dated July 30, 1997, issued by Fujitsu Limited and
            Amdahl Corporation.(1)
(a)(9)      Text of Joint Press Release, dated August 5, 1997, issued by Fujitsu Limited and
            Amdahl Corporation.
(b)         Not applicable.
(c)(1)      Agreement and Plan of Merger, dated as of July 30, 1997, by and among Fujitsu
            Limited, Fujitsu International, Inc. and Amdahl Corporation (incorporated herein by reference to Exhibit III to the Offer to Purchase filed as Exhibit (a)(1)
            hereto).
(c)(2)      Confidentiality Agreement, dated June 30, 1997, between Fujitsu Limited and Amdahl
            Corporation.(1)
(c)(3)      Letter Agreement, dated July 9, 1997, between Fujitsu Limited and Amdahl
            Corporation.(1)
(c)(4)      Amdahl/Fujitsu 1982 Agreement, dated March 4, 1982, between Fujitsu Limited and
            Amdahl Corporation.
(c)(5)      Letter Agreement, dated April 3, 1984, between Fujitsu Limited and Amdahl
            Corporation.
(d)         Not applicable.
(e)         Not applicable.
(f)         Not applicable.

---------------

(1) Filed as an Exhibit to Amendment No. 1 to the Schedule 13D filed by Fujitsu Limited with the Securities and Exchange Commission on July 31, 1997 and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated: August 5, 1997
                                          Fujitsu Limited

                                          By: /s/ KAZUTO KOJIMA
                                            ------------------------------------
                                          Name: Kazuto Kojima
                                          Title:  Director and Group President
                                              Marketing Group and International
                                              Computer Business Group

                                          Fujitsu International, Inc.

                                          By: /s/ KAZUTO KOJIMA
                                            ------------------------------------
                                          Name: Kazuto Kojima
                                          Title:  President

                                  EXHIBIT LIST

 EXHIBIT                                                                                 PAGE
 NUMBER                                     DESCRIPTION                                 NUMBER
---------    -------------------------------------------------------------------------  ------
(a)(1)       Form of Offer to Purchase, dated August 5, 1997..........................
(a)(2)       Form of Letter of Transmittal............................................
(a)(3)       Form of Letter from Lehman Brothers Inc. to Brokers, Dealers, Commercial
             Banks Trust Companies and Other Nominees.................................
(a)(4)       Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients............................................
(a)(5)       Form of Notice of Guaranteed Delivery....................................
(a)(6)       Form of Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9......................................................
(a)(7)       Summary Advertisement as published in The Wall Street Journal on August
             5, 1997..................................................................
(a)(8)       Text of Joint Press Release, dated July 30, 1997, issued by Fujitsu
             Limited and Amdahl Corporation(1)........................................
(a)(9)       Text of Joint Press Release, dated August 5, 1997, issued by Fujitsu
             Limited and Amdahl Corporation...........................................
(b)          Not applicable.
(c)(1)       Agreement and Plan of Merger, dated as of July 30, 1997, by and among
             Fujitsu Limited, Fujitsu International, Inc. and Amdahl Corporation
             (incorporated herein by reference to Exhibit III to the Offer to Purchase filed as Exhibit (a)(1) hereto)..........................................
(c)(2)       Confidentiality Agreement, dated June 30, 1997, between Fujitsu Limited and Amdahl Corporation(1)................................................
(c)(3)       Letter Agreement, dated July 9, 1997, between Fujitsu Limited and Amdahl
             Corporation(1)...........................................................
(c)(4)       Amdahl/Fujitsu 1982 Agreement, dated March 4, 1982, between Fujitsu
             Limited and Amdahl Corporation...........................................
(c)(5)       Letter Agreement, dated April 3, 1984, between Fujitsu Limited and Amdahl
             Corporation..............................................................
(d)          Not applicable...........................................................
(e)          Not applicable...........................................................
(f)          Not applicable...........................................................

---------------

(1) Filed as an Exhibit to Amendment No. 1 to the Schedule 13D filed by Fujitsu Limited with the Securities and Exchange Commission on July 31, 1997 and incorporated herein by reference.